RORINE INTERNATIONAL HOLDING CORPORATION
7582 Las Vegas Blvd South, Suite 325
Las Vegas, NV 89123

April 27, 2017

Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
Washington, DC 20549

Re: Rorine International Holding Corporation
Form 8-K
Filed April 14, 2017
File No. 30-53156

Dear Mr. Kuhar:

Rorine International Holding Corporation (the “Company”) has received the comment letter of the SEC Staff dated April 21, 2017.  Each numbered paragraph below responds to the comment having the same number in the April 21, 2017 comment letter.

Form 8-K filed April 14, 2017

Item 4.02(a) – Non-reliance on Previously Issued Financial Statements

1.
Please amend your filing to state whether the audit committee, or the board of diretors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3) of Form 8-K.

1.	The Form 8-K is being amended to add the disclosure that the required discussions took place.

2.
We note that you intend to file restated financial statements for the previously issued Form 10-Q for the quarter ended August 31, 2016.  Please tell us when you intend to file the restated financial statements.

2.The amended Form 10-Q is complete and is in the process of EDGARization.  It should be filed by Monday, May 1, 2017.

3.
Please tell us if your certifying officers have considered the effect of the errors on the adequacy of your previous disclosures regarding disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the quarter ended August 31, 2016.  Additionally, tell us what impact the error had on your evaluation of internal control over financial reporting and disclosure controls and procedures as of the fiscal year ended November 30, 2016.

3. The certifying officers have considered the errors regarding the existence of a material weakness at August 31, 2016.  Disclosure is being added to the amended Form 10-Q for the quarter ended August 31, 2016 regarding the material weakness and the mitigation plan adopted in response to it.  Similar disclosure will be added to the Form 10-K for the fiscal year ended November 30, 2016.

We understand that the company and it management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

Sincerely yours,

Rorine International Holding Corporation

By	/s/ Tesheb Casimir
Tesheb Casimir, CEO (Principal Executive Officer)